Exhibit 99.2

Royal & Sun Alliance Insurance Group plc

Appointment of Non-executive Directors

Further to the regulatory announcement made on 30 March 2004, announcing the appointments of Ms Noel Harwerth and Mr Malcolm Le May as non-executive directors, Royal & Sun Alliance Insurance Group plc ("Royal & SunAlliance") would like to make the following regulatory disclosures.

Neither Ms Harwerth nor Mr Le May have held directorships in any other publicly quoted companies during the past five years.

Neither Ms Harwerth nor Mr Le May have any interests in the shares of Royal & SunAlliance.

Royal & SunAlliance confirms that there are no items requiring disclosure under paragraphs (b) to (g) of Rule 6.F.2 of the Listing Rules in relation to Ms Harwerth or to Mr Le May.

–ENDS–

Enquiries to:

Caroline Webb

Tel: +44 (0)20 7569 6075